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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                 SCHEDULE 14D-9
                              --------------------
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

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                         WESTCOTT COMMUNICATIONS, INC.
                           (Name of Subject Company)

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                         WESTCOTT COMMUNICATIONS, INC.
                       (Name of Person Filing Statement)
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                     COMMON STOCK, $.01 PAR VALUE PER SHARE
                         (Title of Class of Securities)
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                                   95752F106
                     (CUSIP Number of Class of Securities)

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                            ROBERT J. JOHNSTON, ESQ.
                                GENERAL COUNSEL
                         WESTCOTT COMMUNICATIONS, INC.
                                1303 MARSH LANE
                            CARROLLTON, TEXAS 75006
                           TELEPHONE: (214) 417-4100
            (Name, address and telephone number of person authorized
 to receive notice and communications on behalf of the person filing statement)

                              --------------------
                                    COPY TO:
                             DANIEL W. RABUN, ESQ.
                              ALAN G. HARVEY, ESQ.
                                BAKER & MCKENZIE
                                   SUITE 4500
                                2001 ROSS AVENUE
                              DALLAS, TEXAS 75201
                           TELEPHONE: (214) 978-3000

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
ITEM 1. SECURITY AND SUBJECT COMPANY.

    The name of the subject company is Westcott Communications, Inc., a Texas corporation (the "Company"), and the address of the principal executive offices of the Company is 1303 Marsh Lane, Carrollton, Texas 75006. The title of the class of equity securities to which this statement relates is the Company's Common Stock, $.01 par value per share (the "Common Stock" or the "Shares").

ITEM 2. TENDER OFFER OF THE BIDDER.

    This statement relates to the tender offer (the "Offer"), described in the Tender Offer Statement on Schedule 14D-1, dated April 26, 1996 (the "Schedule 14D-1"), by K-III Acquisition Corp., a Texas corporation (the "Purchaser") and a direct, wholly owned subsidiary of K-III Prime Corporation, a Delaware corporation ("K-III Prime") and a direct, wholly owned subsidiary of K-III Communications Corporation, a Delaware corporation (the "Parent"), filed with the Securities and Exchange Commission (the "Commission"), relating to an offer by the Purchaser to purchase all of the outstanding Shares at a purchase price of $21.50 per Share (the "Per Share Amount"), net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase, dated April 26, 1996, and the related Letter of Transmittal (which together constitute the "Offer Documents"). The Offer Documents indicate that the address of the principal executive offices of the Parent, K-III Prime and the Purchaser are located at 745 Fifth Avenue, New York, New York 10151.

    The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of April 22, 1996 (the "Merger Agreement"), among the Company, the Parent, K-III Prime and the Purchaser. A copy of the Merger Agreement is filed as
Exhibit 1 to this Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") and is incorporated herein by reference in its entirety.

ITEM 3. IDENTITY AND BACKGROUND.

    (a) The name and address of the Company, which is the person filing this statement, are set forth in Item 1 above.

    (b) Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described in the Company's Information Statement set forth on Annex A hereto, the information in which is incorporated herein by reference in its entirety.

INDEMNIFICATION UNDER TEXAS LAW AND THE COMPANY'S BYLAWS

    The Articles of Incorporation of the Company provide that to the fullest extent permitted by the Texas Business Corporation Act ("Texas Law"), as the same may be amended from time to time, a director of the Company shall not be liable to the Company or its shareholders for monetary damages for an act or omission in the director's capacity as a director. Such limitation of liability does not affect a director's liability for a breach of a director's duty of loyalty to the Company, an act or omission not in good faith or that involves intentional misconduct or a knowing violation of the law, a transaction from which a director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, an act or omission for which the liability of a director is expressly provided by statute, or an act related to an unlawful stock repurchase or dividend payment. Such limitation of liability also does not affect the availability of equitable remedies such as injunctive relief or recission.

    The Bylaws of the Company provide that the Company shall indemnify any person who was, is or is threatened to be made a named defendant or respondent in a proceeding because the person (i) is or was a director or officer of the Company or (ii) while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, venturer, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic corporation, partnership, joint venture, sole proprietorship, trust, employee benefit plan or other enterprise, to the fullest extent that a corporation

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may grant indemnification to directors and officers under Texas Law. The Bylaws of the Company provide that such right shall include the right to be paid or reimbursed by the Company for expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under Texas Law and that, to the extent permitted by applicable law, the grant of mandatory indemnification to any person pursuant to such provision shall extend to proceedings involving the negligence of such person. Texas Law permits, and in some cases requires, corporations to indemnify officers, directors, agents and employees who are or have been a party to or threatened to be made a party to litigation against judgments, penalties (including excise and similar taxes), fines, settlements and reasonable expenses under certain circumstances.

SEVERANCE AGREEMENTS

    In connection with the Offer, the Company has entered into severance compensation agreements ("Severance Agreements") with each of its officers (each, an "Officer") other than Messrs. Carl Westcott, the Company's Chairman and Chief Executive Officer, and Jack T. Smith, the Company's President and Chief Operating Officer. The Severance Agreements provide that if, within one year of a change in control of the Company, an Officer is terminated without Cause (as defined in the Severance Agreements) or resigns for Good Reason (as defined in the Severance Agreements), the Officer will, subject to the execution by the Officer of a release agreement, receive from the Company a lump sum payment equal to six times the employee's monthly base salary determined at the higher of the rate in effect (i) immediately prior to the date of termination or
(ii) on the date 60 days prior to the date of termination. The form of Severance Agreement is filed as Exhibit 2 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

MERGER AGREEMENT

    The following is a summary of the Merger Agreement, which summary is qualified in its entirety by reference to the Merger Agreement.

  The Offer.

    The Merger Agreement provides for the commencement of the Offer as promptly as reasonably practicable, but in no event later than five business days after the public announcement of the Purchaser's intention to commence the Offer. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject only to (i) the condition (the "Minimum Condition") that at least the number of Shares that, when combined with the Shares already owned by the Parent and its direct or indirect subsidiaries, constitute a majority of the then Outstanding Shares on a Fully Diluted Basis (as hereinafter defined) shall have been validly tendered and not withdrawn prior to the expiration of the Offer, and (ii) the satisfaction or waiver of the other conditions described below under "Conditions of the Offer." The Merger Agreement provides that "Outstanding Shares on a Fully Diluted Basis" means all outstanding Shares plus all Shares available for issuance under the Company's Employee Stock Purchase Plan plus all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (other than the preferred share purchase rights associated with the Shares (the "Rights") and issued pursuant to a Rights Agreement (herein so called) dated January 9, 1996 between the Company and KeyCorp. Shareholder Services, Inc.). Under the Merger Agreement, the Purchaser expressly reserves the right, in its sole discretion, to waive any condition to the Offer (other than the Minimum Condition), to increase the price per share payable in the Offer, and to make any other changes in the terms and conditions of the Offer; provided, however, that, without the prior written consent of the Company, no change may be made which (a) decreases the price per share payable in the Offer, (b) reduces the maximum number of Shares to be purchased in the Offer, (c) imposes conditions to the Offer in addition to those set forth under "Conditions of the Offer" below,
(d) amends or changes the terms and conditions of the Offer in any manner materially adverse to the holders of Shares (other than K-III Prime and its subsidiaries) or (e) changes or waives the Minimum Condition. The Merger Agreement provides that, subject to the

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terms and conditions of the Merger Agreement and the Offer (including, without limitation, the Minimum Condition), the Purchaser shall accept for payment and pay, as promptly as practicable after expiration of the Offer, for all Shares validly tendered and not withdrawn; provided, that the Purchaser shall have the right, in its sole discretion, to extend the Offer from time to time for up to a maximum of 10 additional business days for all such extensions, notwithstanding the prior satisfaction of the conditions set forth under "Conditions of the Offer" below. Under the Merger Agreement, the Purchaser agrees that, in the event that it is unable to consummate the Offer at any scheduled expiration thereof due solely to the failure of the Purchaser to obtain the unconditional consents of the Federal Communications Commission to the transfer of the Company's licenses to the Purchaser (the "FCC Approvals"), it shall, unless the Company is in willful breach of any obligation set forth in the Merger Agreement, extend the Offer (unless the condition requiring such FCC Approvals is not reasonably capable of being satisfied prior to the expiration of 90 days from the commencement of the Offer) until the earlier of (i) the expiration of 90 days from the commencement of the Offer or (ii) such time as the Purchaser shall have received the FCC Approvals.

  The Merger.

    The Merger Agreement provides that, upon the terms and subject to the conditions thereof (including those described below under "Conditions of the Merger"), and in accordance with Texas Law, at the effective time of the merger (the "Effective Time"), the Purchaser shall be merged with and into the Company (the "Merger"). As a result of the Merger, the separate corporate existence of the Purchaser will cease and the Company will continue as the surviving corporation of the Merger (the "Surviving Corporation"). At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than any Shares held in the treasury of the Company, and each Share owned by the Purchaser, K-III Prime, the Parent or any direct or indirect wholly owned subsidiary of the Parent or of the Company, which shall be cancelled, and any Shares that are held by shareholders who have not voted in favor of the Merger or consented thereto in writing and who shall have timely filed with the Company a written objection to the action contemplated by the Merger Agreement in accordance with Texas Law) shall by virtue of the Merger and without any action on the part of the Purchaser, the Company or the holder thereof, be cancelled, extinguished and converted automatically into the right to receive an amount equal to the Per Share Amount in cash (the "Merger Consideration") payable, without interest, to the holder of such Share, upon surrender of the certificate that formerly evidenced such Share, less any required withholding taxes.

    The Merger Agreement provides that immediately after the date on which the Purchaser shall have accepted for payment all Shares validly tendered and not withdrawn pursuant to the Offer, each outstanding option to purchase Shares (in each case, an "Option") granted under (a) the Company's Amended and Restated 1989 Stock Option Plan, as amended, and (b) the Company's Nonemployee Stock Option Plan, as amended, whether or not then exercisable, shall, subject to the Company's receipt of any required consent of the holders of such Options, be cancelled by the Company, and each holder of a cancelled Option shall be entitled to receive from the Purchaser (or, at the option of the Purchaser, from the Company, which will be reimbursed by the Purchaser) at the same time as payment for Shares is made by the Purchaser in connection with the Offer (or, with respect to any person subject to Section 16 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as practicable after the first date payment can be made without liability to such person under Section 16(b) of the Exchange Act), in consideration for the cancellation of such Option, an amount in cash equal to the product of (i) the number of Shares previously subject to such Option and (ii) the excess, if any, of the Per Share Amount over the exercise price per Share previously subject to such Option, less any required withholding taxes. In addition to the Options reflected in the Information Statement attached hereto as Annex A, on February 26, 1996, the Company's Compensation Committee granted Ms. Phyllis Farragut, Executive Vice President and Chief Financial Officer of the Company, and Mr. Joshua D. Klarin, Executive Vice President of the Company, Options to purchase 25,000 and 10,000 shares of

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Common Stock, respectively, at an exercise price of $13.125 per share, the average of the high and low sale prices of the Common Stock on the date of grant.

    Pursuant to the Merger Agreement, each share of common stock, $.01 par value per share, of the Purchaser issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $.01 par value per share, of the Surviving Corporation.

    The Merger Agreement provides that the directors of the Purchaser immediately prior to the Effective Time will be the initial directors of the Surviving Corporation and that the officers of the Company immediately prior to the Effective Time will be the initial officers of the Surviving Corporation. The Merger Agreement provides that, at the Effective Time, the Articles of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be amended as of the Effective Time by operation of the Merger Agreement and by virtue of the Merger without any further action by the shareholders or directors of the Surviving Corporation to read in their entirety as set forth on Annex B attached to the Merger Agreement. The Merger Agreement also provides that the Bylaws of the Purchaser, as in effect immediately prior to the Effective Time, will be the Bylaws of the Surviving Corporation until thereafter amended as provided by law, the Articles of Incorporation of the Surviving Corporation and such Bylaws.

  Agreements of the Parent, K-III Prime, the Purchaser and the Company.

    Shareholders' Meeting. Pursuant to the Merger Agreement, the Company shall, in accordance with applicable law and the Company's Articles of Incorporation and Bylaws, (i) duly call, give notice of, convene and hold an annual or special meeting of its shareholders as soon as practicable following consummation of the Offer for the purpose of considering and taking action on the Merger Agreement and the transactions contemplated thereby and (ii) subject to the fiduciary obligations of the Board of Directors of the Company (the "Board") as advised by independent legal counsel, include in the Proxy Statement (as defined below) the recommendation of the Board that the shareholders of the Company approve and adopt the Merger Agreement and the transactions contemplated thereby, including, without limitation, the Merger, and the written opinion of Goldman, Sachs & Co. ("Goldman Sachs"), and use its reasonable best efforts to obtain such approval and adoption. To the extent permitted by law, the Parent, K-III Prime and the Purchaser each agree to vote all Shares beneficially owned by them in favor of the Merger.

    The Merger Agreement provides that, notwithstanding the foregoing, if and to the extent permitted by law, the Company agrees, at the request of the Purchaser, to take all necessary and appropriate action to cause the Merger to become effective as soon as reasonably practicable after the date on which the Purchaser shall have accepted for payment all shares validly tendered and not withdrawn pursuant to the Offer, without a meeting of the Company's shareholders, in accordance with Texas Law.

    Proxy Statement. The Merger Agreement provides that as promptly as practicable after the purchase of all Shares validly tendered and not withdrawn pursuant to the Offer, the Company shall file a proxy statement (the "Proxy Statement") to be sent to the shareholders of the Company with the Commission under the Exchange Act, and use its reasonable best efforts to have the Proxy Statement cleared by the Commission.

    Designation of Directors. The Merger Agreement provides that promptly upon the purchase by the Purchaser of Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate up to such number of directors, rounded up to the next whole number, on the Board as shall give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the directors elected pursuant to this sentence) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate of the Purchaser at such time bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's designees to be elected

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as directors of the Company, including increasing the size of the Board, or securing the resignations of incumbent directors, or both. At such times, the Company shall use its best efforts to cause persons designated by the Purchaser to constitute the same percentage as persons designated by the Purchaser shall constitute of the Board of (i) each committee of the Board (some of whom may be required to be independent as required by applicable law), (ii) each board of directors of each domestic subsidiary and (iii) each committee of each such board, in each case only to the extent permitted by applicable law.

    Access to Information; Confidentiality. Pursuant to the Merger Agreement, from the date of the Merger Agreement until the purchase by the Purchaser of any Shares pursuant to the Offer, the Company shall, and shall cause its subsidiaries, officers, directors, employees, auditors and other agents to, afford the officers, employees, auditors and other agents of K-III Prime, and financing sources who shall agree to be bound by the provisions of the Confidentiality Agreement (as hereinafter defined) as though a party thereto, complete access at all reasonable times to its officers, employees, agents, properties, offices, plants and other facilities and to all books and records, and shall furnish K-III Prime and such financing sources with all financial, operating and other data and information as K-III Prime, through its officers, employees or agents, or such financing sources may from time to time reasonably request. The Parent and K-III Prime have agreed to keep such information confidential in accordance with the terms of a Confidentiality Agreement dated as of January 31, 1996 (the "Confidentiality Agreement") entered into between the Company and the Parent.

    No Solicitation of Transactions. The Merger Agreement provides that the Company and its affiliates shall not, directly or indirectly, through any officer, director, agent or otherwise, solicit, initiate or encourage the submission of any proposal or offer from any person relating to any acquisition or purchase of all or any material portion of the assets of, or any equity interest in, the Company (or any subsidiary or division thereof) or any merger, consolidation, share exchange, business combination or other similar transaction with the Company (or any subsidiary or division thereof) or solicit, participate in or initiate any negotiations regarding, or furnish to any other person any information with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing; provided, however, that nothing contained in such section of the Merger Agreement shall prohibit the Company from furnishing information to, or entering into discussions or negotiations with, any person in connection with an unsolicited written proposal to the Company by such person to acquire the Company pursuant to a merger, consolidation, share exchange, business combination or other similar transaction or to acquire all or substantially all of the assets of the Company received by the Company after the date of the Merger Agreement, if, and only to the extent that, (a) the Board, as advised by independent legal counsel of Company and Goldman Sachs, determines in good faith that such action is required in order for the Board not to breach its fiduciary duties to shareholders imposed by law and (b) prior to furnishing such information to, or entering into discussions or negotiations with, such person, the Company (i) gives K-III Prime as promptly as practicable prior written notice (which shall include a copy of such written proposal except to the extent such disclosure would cause the Board to determine that such disclosure would be a breach of its fiduciary duties to shareholders imposed by law, as advised by independent legal counsel of the Company) of the Company's intention to furnish such information or begin such discussions and
(ii) receives from such person an executed confidentiality agreement on terms no less favorable to the Company than those contained in the Confidentiality Agreement. Pursuant to the Merger Agreement, the Company also agreed not to release any third party from, or waive any provision of, any confidentiality or standstill agreement to which the Company is a party and that the Company and its affiliates immediately shall cease and cause to be terminated all existing discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing.

    Indemnification and Insurance. The Merger Agreement provides that the Articles of Incorporation and Bylaws of the Surviving Corporation shall contain provisions no less favorable with respect to indemnification than are set forth in the Articles of Incorporation and Bylaws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the

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Effective Time in any manner that would affect adversely the rights thereunder of individuals who at any time prior to the Effective Time were directors, officers or employees of the Company or any of its subsidiaries, unless such modification shall be required by law.

    The Merger Agreement provides that from and after the Effective Time, K-III Prime and the Surviving Corporation shall indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer, director or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against all losses, reasonable expenses (including reasonable attorneys' fees), claims, damages, liabilities or amounts that are paid in settlement of, with the approval of the Surviving Corporation (which approval shall not unreasonably be withheld), or otherwise in connection with, any threatened or actual claim, action, suit, proceeding or investigation (a "Claim"), based in whole or in part on or arising in whole or in part out of the fact that the Indemnified Party (or the person controlled by the Indemnified Party) is or was a director, officer or employee of the Company or any of its subsidiaries and pertaining to any matter existing or arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, any Claim arising out of the Merger Agreement or any of the transactions contemplated thereby), whether asserted or claimed prior to, at or after the Effective Time, in each case to the fullest extent permitted under Texas Law, and shall pay any expenses, as incurred, in advance of the final disposition of any such action or proceeding to each Indemnified Party to the fullest extent permitted under Texas Law. In the event any such claim is brought against any of the Indemnified Parties, (a) such Indemnified Parties may retain counsel (including local counsel) satisfactory to them and which shall be reasonably satisfactory to K-III Prime and the Surviving Corporation and they shall pay all reasonable fees and expenses of such counsel for such Indemnified Parties; and (b) K-III Prime and the Surviving Corporation shall use all reasonable efforts to assist in the defense of any such Claim, provided that K-III Prime and the Surviving Corporation shall not be liable for any settlement effected without their written consent, which consent, however, shall not be unreasonably withheld.

    Further Action. The Merger Agreement provides that, upon its terms and subject to its conditions, each of the parties thereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by the Merger Agreement, including but not limited to (i) cooperation in the preparation and filing of the Offer Documents, this Schedule 14D-9, the Proxy Statement, any required filings under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and other laws and (ii) using its reasonable best efforts to make all required regulatory filings and applications and to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of governmental authorities and parties to contracts with the Company and its subsidiaries as are necessary for the consummation of the transactions contemplated by the Merger Agreement and to fulfill the conditions to the Offer and the Merger, including but not limited to the FCC Approvals.

    Postponement of Annual Meeting. The Merger Agreement provides that the Company shall as soon as possible after the date of the Merger Agreement indefinitely postpone its annual meeting of shareholders currently scheduled for May 22, 1996, and shall take no action unless compelled by legal process to reschedule such annual meeting or to call a special meeting of shareholders of the Company, except in accordance with the Merger Agreement, unless and until the Merger Agreement has been terminated in accordance with its terms.

    Conduct of Business. Pursuant to the Merger Agreement, the Company has covenanted and agreed that, between the date of the Merger Agreement and the election or appointment of the Purchaser's designees to the Board (as described in "Agreements of the Parent, K-III Prime, the Purchaser and the Company--Designation of Directors" above) upon the purchase by the Purchaser of any Shares pursuant to the Offer (the "Purchaser's Election Date"), unless K-III Prime shall otherwise agree in writing (which agreement shall not be unreasonably withheld), (1) the business of the

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Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner substantially consistent with past practice, (2) the Company shall use all reasonable efforts to preserve substantially intact its business organization, to keep available the services of the current officers, employees and consultants of the Company and its subsidiaries and to preserve the current relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations and (3) the Company shall not, and shall not permit any of its subsidiaries to: (a) amend or otherwise change its Articles of Incorporation or Bylaws; (b) issue, sell, pledge, dispose of, grant, encumber or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, (i) any shares of capital stock of the Company or any of its subsidiaries of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company (except for Shares, if any, issuable under agreements currently in effect on the date of the Merger Agreement, the issuance of Rights pursuant to the Rights Agreement and shares of capital stock pursuant to Options or the Company's Employee Stock Purchase Plan), or (ii) any of the Company's or any of its subsidiaries' assets, except for sales in the ordinary course of business and in a manner consistent with past practice; (c) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock; (d) reclassify, combine, split, divide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock; (e) (i) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets) any interest in any corporation, partnership, other business organization or any division thereof or any assets (other than inventory, equipment and similar assets acquired in the ordinary course of business), (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except for indebtedness in a principal amount not, in the aggregate, in excess of $500,000 and repayable without premium or penalty, (iii) enter into any contract or agreement material to the business, results of operations or financial condition of the Company other than in the ordinary course of business, consistent with past practice or enter into or amend any material contract, (iv) authorize any capital expenditure, other than certain permitted capital expenditures or (v) enter into or amend any contract, agreement, commitment or arrangement with respect to any matter set forth in this subsection (e); (f) (i) except for annual increases in compensation payable or to become payable to any officer or other employee of the Company or its subsidiaries consistent with past practices of the Company, increase the compensation payable or to become payable to any officer or other employee, or grant any bonus to, any officer or other employee, or (ii) except in certain circumstances, grant any severance or termination pay to, or enter into any employment or severance agreement with, any director, officer or other employee of the Company or any of its subsidiaries or enter into or amend any collective bargaining agreement, or (iii) establish, adopt, enter into or amend any bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation or other plan, trust or fund for the benefit of any director, officer or class of employees; (g) settle or compromise any pending or threatened litigation which is material or which relates to the transactions contemplated by the Merger Agreement; or (h) take any action that would result in (i) any event or events (whether or not covered by insurance), individually or in the aggregate, having a Material Adverse Effect (defined to mean any change or effect that is or is reasonably likely to be materially adverse to the financial condition, business or results of operations of any person and its subsidiaries, taken as a whole, or on the transactions contemplated by the Merger Agreement), (ii) any material change by the Company in its accounting methods, principles or practices, (iii) any entry by the Company or any of its subsidiaries into any commitment or transaction material to the Company, except in the ordinary course of business and consistent with past practice, (iv) any declaration, setting aside or payment of any dividend or distribution in respect of any capital stock of the Company or any redemption, purchase or other acquisition of any of the Company's or its subsidiaries' securities, (v) other than pursuant to certain employee benefit plans, any increase in or amendment to, or establishment of any bonus, insurance, severance, deferred compensation, pension, retirement, profit sharing, stock option, stock purchase or other employee benefit plan, (vi) any general increase in compensation, bonus or other benefits payable to the employees of the Company or any of its subsidiaries or, except for increases in connection with periodic reviews and in amounts consistent with past practice, any specific increase in the compensation, bonus or other benefits payable to such employees, (vii) the payment of any bonus to the employees of the Company or its subsidiaries except for bonuses accrued on the Company's balance sheet for the year ended December 31, 1995 or pursuant to certain bonus plans in effect as of the date of the Merger Agreement, (viii) the operation of the business of the Company and its subsidiaries other than in the ordinary course, consistent with past practice; (ix) any incurrence of indebtedness for borrowed money or assumption or guarantee of indebtedness for borrowed money by the Company or any of its subsidiaries (other than loans from the Company to any wholly owned subsidiary of the Company or from any wholly owned subsidiary to the Company or any other wholly owned subsidiary of the Company), or the granting of any lien on the assets of the Company or any of its subsidiaries to secure indebtedness for borrowed money, (x) any sale or transfer of any assets of the Company or any of its subsidiaries other than in the ordinary course of business and consistent with past practice or (xi) any loan, advance or capital contribution to or investment in any person in an aggregate amount in excess of $100,000 by the Company or any of its subsidiaries
(excluding any loan, advance or capital contribution to, or investment in, the Company or any wholly owned subsidiary of the Company).

    Employee Benefits. Pursuant to the Merger Agreement, K-III Prime agrees that for a period of one year after the Purchaser's Election Date, the employees of the Company (and, after the Merger, the Surviving Corporation) and its subsidiaries will continue to be provided with benefits under employee benefit plans that are no less favorable in the aggregate than those currently provided by the Company and its subsidiaries to such employees; provided that it is understood and agreed that the failure to provide the benefits (other than benefits accrued prior to the termination of the applicable plan) of the Company's Amended and Restated 1989 Stock Option Plan, as amended, and the Company's Nonemployee Stock Option Plan, as amended, and the Company's Employee Stock Purchase Plan shall not be a breach of the Merger Agreement.

    Pursuant to the Merger Agreement, K-III Prime has agreed to cause the Company (and, after the Merger, the Surviving Corporation) to honor all employee benefit obligations to current and former employees and directors under the Company's employee benefit plans in existence on the date of the Merger Agreement and all employment or severance agreements entered into by the Company or adopted by the Board prior to the date of the Merger Agreement; provided, however, that nothing shall prevent K-III Prime or the Company (and, after the Merger, the Surviving Corporation) from taking any action with respect to such plans, obligations or agreements or refraining from taking any such action which is permitted or provided for under the terms thereof or under applicable law. K-III Prime has agreed that the employees of the Company (and, after the Merger, the Surviving Corporation) shall be given credit for all actual service with the Company and its subsidiaries under all employee benefit plans, programs and policies of the Surviving Corporation or K-III Prime in which they become participants for all purposes thereunder, except to the extent that such crediting would produce duplication of benefits.

    Guarantee by the Parent. Pursuant to the Merger Agreement, the Parent agreed to take all action necessary to cause K-III Prime and the Purchaser to perform all of their respective agreements, covenants and obligations under the Merger Agreement. The Parent shall be liable for any breach of any representation, warranty, agreement or covenant or obligation of K-III Prime or the Purchaser under the Merger Agreement to the extent K-III Prime or the Purchaser would be liable under the Merger Agreement.

  Representations and Warranties.

    The Merger Agreement contains various customary representations and warranties of the parties thereto including representations and warranties by the Company as to the absence of certain changes or events concerning the Company's business, compliance with law, litigation, employee benefit plans, labor matters, real property and leases, trademarks, patents and copyrights, environmental matters, brokers and taxes.

    The Company also represented in the Merger Agreement that the Board and the Company have taken all necessary action to amend the terms of the Rights Agreement so that, as long as the Merger Agreement has not been terminated in accordance with its terms, (a) none of the execution or delivery of the Merger Agreement, the making of the Offer, the acquisition of Shares pursuant to the Offer or the consummation of the Merger will cause (i) the occurrence of a "Distribution Date" (as defined in the Rights Agreement), (ii) the Rights to become exercisable under the Rights Agreement, (iii) the Parent, K-III Prime or the Purchaser or any of their affiliates or associates to be deemed an "Acquiring Person" (as defined in the Rights Agreement) or (iv) the "Stock Acquisition Date" (as defined in the Rights Agreement) to occur upon any such event, (b) none of the acceptance for payment or payment for Shares by the Purchaser pursuant to the Offer will cause (i) the occurrence of a Distribution Date, (ii) the Rights to become exercisable under the Rights Agreement, (iii) the Parent, K-III Prime or the Purchaser or any of their affiliates or associates to be deemed an Acquiring Person or (iv) the Stock Acquisition Date to occur upon any such event and (c) the Rights shall expire no later than immediately prior to the purchase of Shares pursuant to the Offer.

  Conditions of the Offer.

    Under the terms of the Merger Agreement, the Purchaser shall not be required to accept for payment or pay for any Shares tendered pursuant to the Offer, and may terminate or amend the Offer (whether or not any Shares have theretofore been purchased or paid for) and may postpone the acceptance for payment of and payment for Shares tendered, if, immediately prior to the expiration of the Offer, (i) the Minimum Condition shall not have been satisfied, (ii) any applicable waiting period under the HSR Act shall not have expired or been terminated, or any material approval, permit, authorization, consent or waiting period of any domestic, foreign or supranational governmental, administrative or regulatory agency (federal, state, local, provincial or otherwise) located or having jurisdiction within the United States or any country or economic region in which either the Company or K-III Prime, directly or indirectly, has material assets or operations (it being understood that such material approvals shall include the FCC Approvals), shall not have been obtained or satisfied on terms satisfactory to K-III Prime in its reasonable discretion or (iii) at any time on or after the date of the Merger Agreement, and prior to the acceptance for payment of Shares, any of the following conditions shall exist:

    (a) there shall have been any action or proceeding brought by any governmental authority before any federal or state court, or any order or preliminary or permanent injunction entered in any action or proceeding before any federal or state court or governmental, administrative or regulatory authority or agency, located or having jurisdiction within the United States or any country or economic region in which either the Company or K-III Prime, directly or indirectly, has material assets or operations, or any other action taken, proposed or threatened, or statute, rule, regulation, legislation, interpretation, judgment or order proposed, sought, enacted, entered, enforced, promulgated, amended, issued or deemed applicable to K-III Prime, the Company or any subsidiary or affiliate of K-III Prime or the Company or the Offer or the Merger, by any legislative body, court, government or governmental, administrative or regulatory authority or agency located or having jurisdiction within the United States or any country or economic region in which either the Company or K-III Prime, directly or indirectly, has material assets or operations, which could reasonably be expected to have the effect of : (i) making illegal, or otherwise directly or indirectly restraining or prohibiting or making materially more costly, the making of the Offer, the acceptance for payment of, payment for, or ownership, directly or indirectly, of some of or all the Shares by K-III Prime or the Purchaser, the consummation of any of the transactions contemplated by the Merger Agreement or materially delaying the Merger; (ii) prohibiting or materially limiting the ownership or operation by the Company or any of its subsidiaries, or by K-III Prime, the Purchaser or any of K-III Prime's subsidiaries of all or any material portion of the business or assets of the Company or any of its material subsidiaries or K-III Prime or any of its subsidiaries, or compelling the Purchaser, K-III Prime or any of K-III Prime's subsidiaries to dispose of or hold separate all or any material portion of the business or assets of the Company or any of its material subsidiaries or K-III Prime or any of its subsidiaries, as a result of the transactions contemplated by the Offer or the Merger Agreement; (iii) imposing or confirming limitations on the ability of the Purchaser, K-III Prime or any of K-III Prime's subsidiaries effectively to acquire or hold or to exercise full rights of ownership of Shares, including, without limitation, the right to vote any Shares acquired or owned by K-III Prime or the Purchaser or any of K-III Prime's subsidiaries on all matters properly presented to the shareholders of the Company, including, without limitation, the adoption and approval of the Merger Agreement and the Merger or the right to vote any shares of capital stock of any subsidiary (other than immaterial subsidiaries) directly or indirectly owned by the Company; (iv) requiring divestiture by K-III Prime or the Purchaser, directly or indirectly, of any Shares; or (v) which would reasonably be expected to materially adversely affect the business, financial condition or results of operations of the Company and its subsidiaries taken as a whole or the value of the Shares or of the Offer to the Purchaser or K-III Prime;

    (b) (i) it shall have been publicly disclosed or the Purchaser shall have otherwise learned that beneficial ownership (determined for the purposes of this paragraph as set forth in Rule 13d-3 promulgated under the Exchange Act) of 20% or more of the then outstanding Shares has been acquired by any person or entity or any "group" (as such term is defined under Section 13(d) of the Exchange
Act), other than K-III Prime or any of its affiliates or (ii) (A) the Board shall have withdrawn or modified in a manner adverse to the Parent, K-III Prime or the Purchaser the approval or recommendation of the Offer, the Merger or the Merger Agreement or approved or recommended any takeover proposal or any other acquisition of Shares other than the Offer and the Merger, (B) any such person or other entity or group shall have entered into a definitive agreement or an agreement in principle with the Company with respect to a tender offer or exchange offer for any Shares or a merger, consolidation or other business combination with or involving the Company or any of its subsidiaries or (C) the Board shall have resolved to do any of the foregoing;

    (c) the Company shall have failed to perform in any material respect with any material obligation of the Company to be performed or complied with by it prior to the date the Purchaser purchases any Shares pursuant to the Offer or any representation or warranty of the Company in the Merger Agreement shall not be true and correct and the failure to be true and correct shall have a Material Adverse Effect on the Company; provided, however, in determining whether a Material Adverse Effect has occurred, any qualifications as to materiality contained in any such representation and warranty shall be deemed not to apply;

    (d) the Merger Agreement shall have been terminated in accordance with its terms;

    (e) the Purchaser and the Company shall have agreed that the Purchaser shall terminate or amend the Offer;

    (f) there shall have occurred, or the Purchaser shall have become aware of any fact that would be reasonably expected to have, a Material Adverse Effect on the Company;

    (g) there shall have occurred (i) any general suspension of, or limitation on prices for, or trading in securities on any national securities exchange;
(ii) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States; (iii) any limitation (whether or not mandatory) by any United States federal or state government or governmental, administrative or regulatory authority or agency, on, or any other event that could reasonably be expected to materially adverse effect, the extension of credit by banks or other lending institutions; (iv) a commencement of a war or armed hostilities or other national or international calamity directly or indirectly involving the United States that could reasonably be expected to have a Material Adverse Effect on the Company or materially adverse effect (or materially delay) the consummation of the Offer; (v) any extraordinary or material adverse change in the United States securities or financial markets generally from the date of the Merger Agreement, including, without limitation, a decline as of any day and as of ten trading days after such day, of at least 35% in either the Dow Jones Average of Industrial Stocks or the Standard &

Poor's 400 index from the date hereof; or (vi) in the case of any of the foregoing existing at the time of commencement of the Offer, a material acceleration or worsening thereof;

    (h) the Board shall not have been increased from six to eight members; three of the existing Company directors shall not have resigned effective as of the date the Purchaser purchases any Shares pursuant to the Offer; and three designees of K-III Prime (to the extent designated by K-III Prime) shall not have been validly designated by the existing directors as of the date the Purchaser purchases any Shares pursuant to the Offer to fill such vacancies; or

    (i) the Company shall have, after the date of the Merger Agreement, issued, sold or granted or authorized the issuance, sale or grant of any shares of the capital stock of the Company or any of its subsidiaries of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company (except for shares of the Common Stock issuable upon the exercise of Options or pursuant to Company's Employee Stock Purchase Plan); which, in the reasonably judgment of the Purchaser with respect to each and every matter referred to above and regardless of the circumstances (including any action or inaction by the Purchaser or any of its affiliates not inconsistent with the terms hereof) giving rise to any such condition, makes it inadvisable to proceed with the Offer or with such acceptance for payment of or payment for Shares or to proceed with the Merger.

  Conditions of the Merger.

    Under the Merger Agreement, the respective obligations of the Company, K-III Prime and the Purchaser to consummate the Merger are subject to the satisfaction of the following conditions and only the following conditions: (a) the Merger shall have been approved and adopted by the affirmative vote of the shareholders of the Company to the extent required by Texas Law and the Articles of Incorporation and Bylaws of the Company; (b) no governmental authority shall have enacted, issued, promulgated, enforced or entered any law, order, executive order, stay, decree, judgment, injunction or other order or statute, rule or regulation which is in effect and which has the effect of making the acquisition of Shares by the Parent, K-III Prime or the Purchaser or any affiliate of any of them illegal or otherwise preventing or prohibiting consummation of the transactions contemplated by the Merger Agreement; (c) any waiting period (and any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated; and (d) the Purchaser or its permitted assignee shall have purchased all Shares validly tendered and not withdrawn pursuant to the Offer; provided, however, that neither K-III Prime nor the Purchaser shall be entitled to assert the failure of this condition if, in breach of the Merger Agreement or the terms of the Offer, the Purchaser fails to purchase any Shares validly tendered and not withdrawn pursuant to the Offer.

  Termination; Fees and Expenses.

    The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the transactions contemplated thereby as follows:

    (a) by mutual written consent duly authorized by the Boards of Directors of each of the Parent, K-III Prime, the Purchaser and the Company;

    (b) by K-III Prime if (i) due to an occurrence or circumstance that results in a failure to satisfy any condition set forth under the "Conditions of the Offer" above, the Purchaser shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 120 days following the commencement of the Offer, unless any such failure listed above shall have been caused by or resulted from the failure of the Parent, K-III Prime or the Purchaser to perform in any material respect any material covenant or agreement of either of them contained in the Merger Agreement or the material breach by the Parent, K-III Prime or the Purchaser of any material representation or warranty of any of them contained in the Merger Agreement, (ii) prior to the purchase of Shares pursuant to the Offer, (A) the Board withdraws or modifies (including by amendment of this Schedule 14D-9) in a manner adverse to the Purchaser its approval or recommendation of the Merger Agreement, the Offer or the Merger or shall have resolved to do so, (B) the Board shall have recommended to the shareholders of the Company any Business Combination Transaction (as hereinafter defined) or resolved to do so, (C) the Minimum Condition shall not have been satisfied by the expiration date of the Offer and on or prior to such date any person (including the Company or any of its subsidiaries or affiliates), other than the Parent, K-III Prime or the Purchaser or any of their affiliates, shall have become the beneficial owner of 20% or more of the Shares, (D) there shall have been a breach of any representation or warranty on the part of the Company which would reasonably be expected to either have a Material Adverse Effect on the Company or prevent the consummation of the Offer or (E) there shall have been a breach of any covenant or agreement on the part of the Company which would reasonably be expected to either have a Material Adverse Effect on the Company or prevent the consummation of the Offer, which shall not have been cured prior to the earlier of (x) 10 days following notice of such breach and (y) two business days prior to the date on which the Offer expires or (iii) the Offer shall have remained open for at least 20 business days, the Minimum Condition shall not have been satisfied by the expiration date of the Offer and on or prior to such date any person (other than the Parent, K-III Prime or the Purchaser or any of their affiliates) shall have made (A) a public announcement or communication with respect to a Business Combination Transaction (as defined below) or (B) a bona fide proposal to consummate a Business Combination Transaction and the terms thereof shall have become public information;

    (c) by the Company if (i) the Purchaser shall have (A) failed to commence the Offer within 10 days following the date of the Merger Agreement, (B) terminated the Offer without having accepted any Shares for payment thereunder or (C) failed to pay for Shares pursuant to the Offer within 120 days following the commencement of the Offer, unless in the case of (A), (B), or (C) immediately above, such failure to pay for Shares shall have been caused by or resulted from the failure of the Company to satisfy the conditions set forth in paragraph (c) under "Conditions of the Offer" above; provided that any termination of the Merger Agreement by the Company pursuant to this provision shall not be effective until the Company has made payment of the Alternative Proposal Fee (as hereinafter defined) to the extent required by the Merger Agreement or (ii) prior to the purchase of Shares pursuant to the Offer, any person shall have made a bona fide offer to acquire the Company (A) that the Board has determined in its good faith judgment is more favorable to the Company's shareholders than the Offer and the Merger and (B) as a result of which the Board is obligated by its fiduciary duty under applicable law, as advised by independent legal counsel, to terminate the Merger Agreement, provided that any termination of the Merger Agreement by the Company pursuant to this provision shall not be effective until the Company has made payment of the Alternative Proposal Fee; or

    (d) by K-III Prime or the Company if any court of competent jurisdiction or other governmental body located or having jurisdiction within the United States or any country or economic region in which either K-III Prime or the Company, directly or indirectly, has material assets or operations, shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Offer or the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable.

    The Merger Agreement provides that the Company shall pay the Purchaser a fee (an "Alternative Proposal Fee") of $15,000,000, which amount is inclusive of all K-III Prime Expenses (as hereinafter defined): (i) within one business day following notice of termination of the Merger Agreement, if the Merger Agreement is terminated pursuant to paragraph (b)(ii)(A), (B) or (C) above, or paragraph
(c)(ii) above, or if the Merger Agreement is terminated pursuant to paragraph
(b)(ii)(D) or (E) above, as a result of Company's willful breach of the representation, warranty, covenant or agreement permitting such termination;
(ii) within one business day following notice of termination of the Merger

Agreement if the Merger Agreement is terminated pursuant to paragraph (c)(i) above in the event that at the time of such termination K-III Prime could have terminated the Merger Agreement under paragraph (b)(ii)(A), (B) or (C) above; or
(iii) within one business day following the execution of any agreement or any occurrence, as the case may be, referred to in this clause (iii) if the Merger Agreement is terminated and (A) the Offer shall have remained open for at least 20 business days, (B) the Minimum Condition shall not have been satisfied, (C) a Business Combination Transaction proposal shall have been made prior to termination of the Offer and (D) any Business Combination Transaction is thereafter consummated (or an agreement with respect thereto is entered into) within 12 months of such termination. As used herein, the term "Business Combination Transaction" shall mean any of the following involving the Company:
(1) any merger, consolidation, share exchange, business combination or other similar transaction (other than the transactions contemplated by the Merger Agreement); (2) any sale, lease, exchange, transfer or other disposition (other than a pledge or mortgage) of 20% or more of the assets of the Company in a single transaction or series of related transactions; (3) the acquisition by a person or entity or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations thereunder) of beneficial ownership of 20% or more of the Shares whether by tender offer, exchange offer or otherwise; (4) the adoption by the Company of a plan of liquidation or the declaration or payment of an extraordinary dividend; or (5) the repurchase by the Company or any of its subsidiaries of 20% or more of the outstanding Shares, other than a repurchase which was not approved by the Company or publicly announced prior to the termination of the Merger Agreement and which is not part of a series of transactions resulting in a change of control.

    (b) The Merger Agreement provides that K-III Prime shall be entitled to receive the K-III Prime Expenses (but not the Alternative Proposal Fee) in immediately available funds (not later than one business day after submission of statements therefor) in the event that the Merger Agreement is terminated by K-III Prime pursuant to paragraph (b)(i) above.

    "K-III Prime Expenses" means all out-of-pocket expenses and fees up to $5,000,000 actually incurred by K-III Prime or the Purchaser or on their respective behalf in connection with the transactions contemplated by the Merger Agreement prior to the termination of the Merger Agreement (including, without limitation, all fees and expenses of counsel, financial advisors, accountants, banks or other entities providing financing to the Purchaser (including financing, commitment and other fees payable thereto), accountants, environmental and other experts and consultants to the Purchaser and its affiliates, and all printing and advertising expenses) and in connection with the negotiation, preparation, execution, performance and termination of the Merger Agreement, the structuring of the transactions contemplated thereby, any agreements relating thereto and any filings to be made in connection therewith.

    Except as set forth above, all costs and expenses incurred in connection with the Merger Agreement shall be paid by the party incurring such expenses, whether or not any of the transactions contemplated by the Merger Agreement are consummated.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

    (a) Recommendation of the Company's Board of Directors.

    The Board has determined that the Offer and the Merger are fair to and in the best interests of the shareholders of the Company and recommends that all shareholders of the Company accept the Offer and tender all of their Shares pursuant to the Offer. See "--Reasons for the Offer; Factors Considered by the Board" for a discussion of the factors considered by the Board in making its recommendation.

    As set forth in the Offer Documents upon the terms and subject to the conditions of the Offer (including the satisfaction of the Minimum Condition), the Purchaser will accept for payment and pay for all Shares validly tendered on or prior to the Expiration Date and not properly withdrawn. The term "Expiration Date" means 12:00 Midnight, New York City time, on Thursday, May 23, 1996, unless and until the Purchaser, in its sole discretion (but, subject to the terms and conditions of the Merger Agreement), shall have extended the period during which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by the Purchaser, shall expire. Shareholders considering not tendering their Shares in order to wait for the Merger should note that the Purchaser is not obligated to purchase any Shares, and can terminate the Offer and the Merger Agreement and not proceed with the Merger, if the Minimum Condition is not satisfied or any of the other conditions to the Offer are not satisfied. Under the Company's Articles of Incorporation, the approval of the Board and the affirmative vote of the holders of a majority of the outstanding Shares are all that would be required to approve and adopt the Merger.

    A copy of the press release issued jointly by the Parent and the Company announcing the Offer and the Merger is filed as Exhibit 3 to this Schedule 14D-9 and is incorporated herein by reference in its entirety.

    (b) Background of the Offer; Reasons for the Recommendation.

  Background.

    On September 26, 1995, Mr. Westcott, the Chairman of the Board and Chief Executive Officer of the Company, met with representatives of Goldman Sachs to discuss the possible engagement of Goldman Sachs for the purpose of providing the Company with financial advice and assistance in evaluating alternatives in order to maximize shareholder value, including the possible sale of the Company. On October 19, 1995, the Company retained Goldman Sachs on an exclusive basis for these purposes.

    On November 2, 1995, Mr. Westcott and Mr. Smith, the President and Chief Operating Officer of the Company, met with representatives of Goldman Sachs to discuss the business and operations of the Company. As a result of these discussions, on November 9, 1995 the Company authorized Goldman Sachs to contact 12 companies in the media and communications industry in order to ascertain their level of interest in a possible business combination with or acquisition of the Company.

    At the November 14, 1995 quarterly Board meeting of the Company, a discussion was held among the directors regarding the appropriateness of adopting a shareholder rights plan as a means to assist in having an orderly process to consider a possible sale of the Company. At a special meeting of the Board held on December 15, 1995, further discussions were held with the Company's financial advisor and legal counsel regarding the advisability of implementing a shareholder rights plan, particularly in light of the instructions which the Company had provided to Goldman Sachs.

    Following the December 15, 1995 Board meeting, the Company authorized Goldman Sachs to contact an additional six companies in order to ascertain their level of interest in a business combination with or acquisition of the Company. The Parent was one of the six additional companies contacted by Goldman Sachs.

    On January 9, 1996, the Board held a special meeting to further discuss the advisability of implementing a shareholder rights plan and ultimately approved and adopted such a plan at the meeting.

    During December 1995 and January 1996, seven of the 18 companies contacted by Goldman Sachs indicated that they were interested in continuing their investigation of the Company, signed confidentiality agreements and received an information memorandum relating to the Company.

    In February 1996, three of the companies which had received the information memorandum indicated a continued interest in the Company, met with senior management of the Company and were given access to a data room which included strategic, operating and financial data regarding the Company.

    On February 7, 1996, senior management of the Company met with management of the Parent and the Parent was given access to the Company's data room. On February 21, 1996, Goldman Sachs, on behalf of the Company, informed the Parent that it would be asked to submit on March 5, 1996 a preliminary, non-binding indication of interest with respect to the acquisition of the Company. Three other companies, including one that had been admitted into the process in mid-February, were invited by Goldman Sachs, on behalf of the Company, to submit such indications of interest.

    Representatives of the Parent returned to the data room on February 22, 1996. On February 27, Mr. Westcott and Mr. Smith and a representative of Goldman Sachs met with senior officers of the Parent, including Mr. William Reilly, Mr. Charles McCurdy and Mr. Jack Farnsworth, to discuss a possible acquisition of the Company.

    On March 5, 1996, non-binding indications of interest were received with respect to an acquisition of the Company from three of the seven companies which received the information memorandum, including the Parent.

    On March 7, 1996, Goldman Sachs, on behalf of the Company, informed the three companies that they would be invited to conduct a further review of the Company in order to be in a position to make a final, binding proposal for the acquisition of the Company.

    On March 18, 1996, in response to a variety of inquiries by unrelated persons, the Company made a public announcement that it had engaged Goldman Sachs and was reviewing strategic alternatives, including a possible sale of the Company. In response to this announcement, four additional parties indicated their interest in obtaining information regarding the Company. Two of these companies executed confidentiality agreements and were given access to information on the Company and the Company's senior management. Neither of these companies made a proposal to acquire the Company.

    On March 21 and 22, 1996, the Company provided representatives of the Parent additional information regarding the Company.

    On March 26 and 27, 1996, representatives of the Parent conducted additional financial and tax analyses with respect to the Company, including an analysis of the Company's accountant's work papers. Between April 3 and April 16, 1996, the Parent requested and received additional information regarding the Company.

    The Parent submitted a binding proposal for the acquisition of the Company on April 17, 1996, in the amount of $20.00 per Share. In response to its inquiries, Parent was informed that its proposal was not the highest received from the three parties which submitted proposals.

    On April 19, 1996, the Parent's senior management requested a meeting with representatives of the Company and informed those representatives that it would raise its bid to $21.00 per Share. During that day, representatives of the Company and the Parent had preliminary discussions of the terms of the definitive acquisition agreement. Later that day, the Company's management indicated that it would not solicit additional bids and wanted to negotiate a mutually satisfactory, definitive agreement for presentation to its Board.

    On April 20 and 21, 1996, representatives of the Company met with representatives of the Parent to negotiate the terms of a definitive acquisition agreement.

    On April 21, 1996, the Company received a revised proposal from one of the other parties which submitted proposals.

    Later on April 21, 1996, the Board held a special meeting to consider the various acquisition proposals submitted to the Company. All of the Company's directors, other than Messrs. Heller and Fernandes, participated in the meeting. Messrs. Heller and Fernandes recused themselves from the meeting because of a financial interest that their employer had in one of the parties submitting a proposal. At such meeting, the Board reviewed with certain of its executive officers, legal counsel and financial advisors the three acquisition proposals submitted to the Company. Based on such discussions, the Board directed management to request an increase in the amount to be paid per Share by the Parent. In response to this request, the Parent increased its offer to $21.50 per Share. Thereafter, the Board approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger.

    On April 22, 1996, the Parent, the Purchaser, K-III Prime and the Company signed the Merger Agreement.

  Reasons for the Offer; Factors Considered by the Board.

    In approving the Offer and the Merger Agreement and recommending that all shareholders tender their Shares pursuant to the Offer, the Board considered a number of factors including:

        (a) the financial and other terms and conditions of the Offer and Merger Agreement;

        (b) the presentation of Goldman Sachs at the April 21, 1996 Board meeting and the oral opinion of Goldman Sachs to the effect that, as of the date of such opinion and based upon certain matters considered relevant by Goldman Sachs, the $21.50 per Share in cash to be received by the holders of Shares in the Offer and the Merger was fair to such holders. The full text of the written opinion of Goldman Sachs dated April 22, 1996, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B. Shareholders are urged to, and should, read such opinion carefully in its entirety;

        (c) the possible alternatives to the Offer and the Merger, including, without limitation, continuing to operate the Company as an independent entity, and the risks associated therewith;

        (d) the familiarity of the Board with the business, results of operations and prospects of the Company and the nature of the industry in which it operates;

        (e) the fact that the terms of the Merger Agreement should not unduly discourage other third parties from making bona fide proposals to acquire the Company subsequent to the execution of the Merger Agreement and, if any such proposals were made, the Board, in the exercise of its fiduciary duties, could determine to provide information to and engage in negotiations with any such third party subject to the terms and conditions of the Merger Agreement; and

        (f) the regulatory approvals required to consummate the Merger, including, among others, antitrust approvals and the FCC Approvals, and the prospects for receiving such approvals.

    The Board did not assign relative weights to the factors or determine that any factor was of particular importance. Rather, the Board viewed its position and recommendation as being on the totality of the information presented to and considered by it.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    Pursuant to a letter agreement dated October 19, 1995 (the "Engagement Letter"), the Company engaged Goldman Sachs as its financial advisor. Pursuant to the terms of the Engagement Letter, the Company agreed to pay Goldman Sachs, upon the sale of 50% or more of the outstanding Shares or assets in one or a series of transactions, 1.0% of the aggregate consideration to be paid in such transaction. Under the Engagement Letter, the aggregate consideration, in the case of the sale, exchange or purchase of the Company's equity securities, is defined as the total consideration paid for the Shares (including amounts paid to holders of options, warrants and convertible securities), plus the principal amount of all indebtedness for borrowed money as set forth on the most recent consolidated balance sheet of the Company prior to the consummation of the sale, exchange or purchase. The Company has agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

    Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of the Company on its behalf with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

    (a) To the best of the Company's knowledge, no transactions in the Shares have been effected during the past 60 days by the Company or by any executive officer, director, affiliate or subsidiary of the Company, other than the grant of options to Ms. Farragut and Mr. Klarin to purchase an aggregate of 35,000 shares of Common Stock on February 26, 1996. See "Item 3. Identity and Background-- Merger Agreement--The Merger."

    (b) To the best of the Company's knowledge, all of the Company's executive officers and directors who own Shares currently intend to tender all of their Shares pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

    (a) Except as set forth herein, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; (iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

    (b) Except as set forth herein, there is no transaction, board resolution, agreement in principle or signed contract in response to the Offer that relates to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    None.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
NUMBER    DESCRIPTION
- -------   ------------------------------------------------------------------------------------

  1       Merger Agreement

  2       Form of Severance Agreement

  3       Press Release of the Company and the Parent, issued April 22, 1996

  4       Letter, dated April 26, 1996, from the Chairman of the Board and Chief Executive
            Officer to the Shareholders of the Company

  5       Opinion of Goldman, Sachs & Co., dated April 22, 1996 (included as Annex B to the
            Schedule 14D-9)

                                   SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WESTCOTT COMMUNICATIONS, INC.

                                          By /s/ PHYLLIS
                                             FARRAGUT
                                             ...................................

                                             Name: Phyllis Farragut
                                            Title: Executive Vice President and
                                             Chief Financial Officer

April 26, 1996

                                    ANNEX A

       INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

           NO VOTE OR OTHER ACTION OF THE SHAREHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY.

    This Information Statement, which is being mailed on or about April 26, 1996 to the holders of shares of the Common Stock, $.01 par value per share (the "Common Stock"), of Westcott Communications, Inc., a Texas corporation (the "Company"), and is being furnished in connection with the designation by K-III Acquisition Corp., a Texas corporation (the "Purchaser") and a direct, wholly owned subsidiary of K-III Prime Corporation, a Delaware corporation ("K-III Prime") and a direct, wholly owned subsidiary of K-III Communications Corporation, a Delaware corporation (the "Parent"), of persons (the "Purchaser Designees") to the Board of Directors of the Company (the "Board"). Such designation is made pursuant to an Agreement and Plan of Merger dated as of April 22, 1996 (the "Merger Agreement") among the Company, the Parent, K-III Prime and the Purchaser.

    The Merger Agreement provides, among other things, that the Purchaser is to commence a cash tender offer no later than April 26, 1996 to purchase all of the issued and outstanding shares of the Common Stock (the "Shares") at a price of $21.50 per Share, net to the seller in cash without interest thereon, upon the terms and subject to the conditions set forth in the Purchaser's Offer to Purchase dated April 26, 1996 and the related Letter of Transmittal (which Offer to Purchase and related Letter of Transmittal together constitute the "Offer"). The Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Thursday, May 23, 1996, unless the Offer is extended. The obligation of the Purchaser to accept for payment and pay for Shares tendered pursuant to the Offer is subject to, among other things, the condition (the "Minimum Condition") that at least the number of Shares that, when combined with the Shares already owned by the Parent and its direct or indirect subsidiaries, constitute a majority of the then Outstanding Shares on a Fully Diluted Basis (as hereinafter defined) shall have been validly tendered and not withdrawn prior to the expiration of the Offer. The Merger Agreement provides that "Outstanding Shares on a Fully Diluted Basis" means all outstanding shares plus all shares available for issuance under the Company's Employee Stock Purchase Plan plus all Shares issuable upon the conversion of any convertible securities or upon the exercise of any options, warrants or rights (other than the preferred share purchase rights associated with the Common Stock). The Merger Agreement also provides for the merger (the "Merger") of the Purchaser with and into the Company as soon as practicable after consummation of the Offer. Following the consummation of the Merger (the "Effective Time"), the Company will be the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of K-III Prime. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company or by the Parent, the Purchaser or any direct or indirect wholly owned subsidiary of the Parent or the Company, all of which will be canceled and retired, and other than Shares, if any, held by shareholders who have perfected rights as dissenting shareholders under the Texas Business Corporation Act ("Texas Law")) will be converted into the right to receive cash in an amount of $21.50, net to the seller in cash, without interest.

    The Merger Agreement provides that promptly upon the purchase by the Purchaser of a majority of the outstanding Shares pursuant to the Offer, and from time to time thereafter, the Purchaser shall be entitled to designate the number of directors (the "Purchaser's Designees"), rounded up to the next whole number, on the Board as shall give the Purchaser representation on the Board equal to the product of the total number of directors on the Board (giving effect to the election of any additional directors pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by the Purchaser or any affiliate thereof bears to the total number of Shares then outstanding, and the Company shall, at such time, promptly take all actions necessary to cause the Purchaser's Designees to be elected as directors of the Company, including increasing the size of the Board or securing the resignations of incumbent directors or both. At such times, the Company shall use its best efforts to cause the Purchaser's Designees to constitute the same percentage as the Purchaser's Designees shall constitute of the Board of (i) each committee of the Board, (ii) each board of directors of each domestic subsidiary of the Company and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. The Company's obligations to cause to be elected the Purchaser's Designees to the Board shall be subject to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder.

    Following the election or appointment of the Purchaser's Designees and prior to the Effective Time, any amendment of the Merger Agreement or the Articles of Incorporation or Bylaws of the Company, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or the acts of the Parent, K-III Prime or the Purchaser or waiver of any of the Company's rights under the Merger Agreement shall require the concurrence of a majority of the directors of the Company then in office who are neither the Purchaser's Designees or employees of the Company or if no such directors are then in office, no such amendment, termination, extension or waiver shall be effected which is materially adverse to the holders of Shares (other than K-III Prime and its subsidiaries).

    The terms of the Merger Agreement, a summary of the events leading up to the Offer and the execution of the Merger Agreement and certain other information concerning the Offer and the Merger are contained in the Offer to Purchase and in the Solicitation/Recommendation Statement on Schedule 14D-9 of the Company (the "Schedule 14D-9") with respect to the Offer, copies of which are being delivered to shareholders of the Company contemporaneously herewith. Certain other documents (including the Merger Agreement) were filed with the Securities and Exchange Commission (the "Commission") as exhibits to the Schedule 14D-9 and as exhibits to the Tender Offer Statement on Schedule 14D-1 of the Purchaser, K-III Prime and the Parent (the "Schedule 14D-1"). The exhibits to the Schedule 14D-9 and the Schedule 14D-1 may be examined at, and copies thereof may be obtained from, the regional offices of and public reference facilities maintained by the Commission (except that the exhibits thereto cannot be obtained from the regional offices of the Commission) in the manner set forth in
Section 7 of the Offer to Purchase. In the Merger Agreement, the Parent represented that it has and will make available to the Purchaser the funds to purchase all shares of Common Stock tendered pursuant to the Offer and to consummate the Merger.

    No action is required by the shareholders of the Company in connection with the election or appointment of the Purchaser's Designees to the Board. However,
Section 14(f) of the Exchange Act requires the mailing to the Company's shareholders of the information set forth in this Information Statement prior to a change in a majority of the Company's directors otherwise than at a meeting of the Company's shareholders.

    The information contained in this Information Statement concerning the Parent, K-III Prime, the Purchaser and the Purchaser's Designees has been furnished to the Company by such persons, and the Company assumes no responsibility for the accuracy or completeness of such information. The
Schedule 14D-1 indicates that the principal executive offices of the Parent, K-III Prime and the Purchaser are located at 745 Fifth Avenue, New York, New York 10151.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

GENERAL.

    The outstanding voting securities of the Company as of March 28, 1996 consisted of 19,816,435 shares of Common Stock, and each share of Common Stock is entitled to one vote.

PRINCIPAL SHAREHOLDERS.

    The following table sets forth as of March 28, 1996 information known to the management of the Company concerning the beneficial ownership of Common Stock by
(a) each person who is known by the Company to be the beneficial owner of more than five percent of the shares of Common Stock outstanding, (b) each director of the Company, (c) the Company's Chief Executive Officer, (d) each of the Company's other most highly compensated executive officers and (e) all directors and executive officers of the Company as a group.

                                                                         SHARES BENEFICIALLY
                                                                               OWNED(2)
                         NAME AND ADDRESS                             --------------------------
                    OF THE BENEFICIAL OWNER(1)                         NUMBER            PERCENT
- -------------------------------------------------------------------   ---------          -------
  Carl Westcott....................................................   2,225,556(3)         10.9%
  1303 Marsh Lane
  Carrollton, Texas 75006

  Gardner Lewis Asset Management. L.P..............................   1,592,800(4)          7.8%
  285 Wilmington--West Chester Pike
  Chadds Ford, PA 19317

  The Capital Group Companies, Inc.................................   1,508,000(5)          7.4%
  333 South Hope Street
  Los Angeles, CA 9007

  Wellington Management Company....................................   1,143,000(6)          5.6%
  75 State Street
  Boston, Mass 02109

  Thomas W. Smith..................................................   1,013,540(7)          5.0%
  323 Railroad Avenue
  Greenwich, CO 06830

  Jack T. Smith....................................................     314,792(8)          1.5%

  Gary J. Fernandes................................................     193,850(9)          1.0%

  Jeffrey M. Heller................................................      20,750(10)        *

  Stansfield Turner................................................      12,750(11)        *

  Kern Wildenthal..................................................      15,750(12)        *

  Phyllis Farragut.................................................      89,970(13)        *

  Joshua D. Klarin.................................................      27,500(14)        *

  All directors and executive officers as a group (8 persons)......   2,900,918(15)        14.2%

- ------------

  * Represents less than 1% of outstanding Common Stock.

 (1) Except as indicated in the footnotes to this table, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them, subject to community property laws where applicable.

                                         (Footnotes continued on following page)

(Footnotes continued from preceding page)
 (2) Includes 618,000 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

 (3) Includes 250,000 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

 (4) Based on Schedule 13G dated February 9, 1996 filed by Gardner Lewis Asset Management, L.P. According to the Schedule 13G, Gardner Lewis Asset Management, L.P. has sole voting control with respect to 1,362,800 shares of Common Stock and shares voting control with respect to an additional 44,700 shares of Common Stock. Gardner Lewis Asset Management, L.P. has sole dispositive power with respect to all 1,592,800 shares.

 (5) Based on Schedule 13G dated February 9, 1996 filed by The Capital Group Companies, Inc., on behalf of itself, Capital Research and Management Company, and Capital Guardian Trust Company, operating subsidiaries. According to the Schedule 13G, Capital Research and Management Company exercises investment discretion with respect to 1,000,000 shares of Common Stock but has no power to direct the vote of such shares, and Capital Guardian Trust Company exercises investment discretion with respect to 508,000 shares of Common Stock and has sole voting control with respect to 473,000 of such shares.

 (6) Based on Schedule 13G dated February 2, 1996 filed by Wellington Management Company on behalf of Wellington Trust Company, N.A. According to the
     Schedule 13G, Wellington Trust Company, N.A. has shared dispositive power with respect to 1,143,000 shares of Common Stock and shares voting control with respect to 237,000 of such shares.

 (7) Based on Schedule 13D dated February 22, 1996 filed by Thomas W. Smith and Thomas N. Tryforos. According to the Schedule 13D, Mr. Smith has sole voting and dispositive power with respect to 173,540 shares of Common Stock and shares voting and dispositive power with respect to an additional 840,000 shares, and Mr. Tryforos has sole voting and dispositive power with respect to 9,450 shares of Common Stock and shares voting and dispositive power with respect to an additional 840,000 shares.

 (8) Includes 227,500 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

 (9) Includes 15,750 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

(10) Includes 15,750 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

(11) Includes 750 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

(12) Includes 15,750 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

(13) Includes 65,000 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

(14) Includes 27,500 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

(15) Includes 618,000 shares of Common Stock which are issuable pursuant to the exercise of stock options which were fully vested and exercisable on March 28, 1996 or within 60 days of that date.

DIRECTORS AND EXECUTIVE OFFICERS
PURCHASER'S DESIGNEES.

    The Company has been informed by the Purchaser that, as of the date of this Information Statement, the following individuals have been selected as the Purchaser's Designees.

    Mr. William F. Reilly, age 57, is Chairman of the Board, Chief Executive Officer and a director of the Parent (and served in such capacities with its predecessors). Prior to March 1990 he was a President and Chief Operating Officer of Macmillan, Inc. ("Macmillan"). Mr. Reilly is also a director of FMC Corporation.

    Mr. Charles G. McCurdy, age 40, is President and a director of the Parent. Mr. McCurdy was elected to this position in November 1991 and was Treasurer from 1991 to August 1993 (and served in such capacity with its predecessors). Prior to February 1989 he was Vice-President--Corporate Finance at Macmillan.

    Ms. Beverly C. Chell, age 53, is Vice Chairman, General Counsel and Secretary of the Parent. Ms. Chell was elected to this position in November 1991 (and served in such capacity with its predecessors) and a director in March 1992. Prior thereto she was Vice President, General Counsel and Secretary of Macmillan.

    Mr. Michael T. Tokarz, age 46, is a member of the limited liability company which serves as the general partner of Kohlberg Kravis Roberts & Co. ("KKR"). From January 1, 1993 to January 1, 1996, he was a General Partner of KKR. Prior to January 1993 he was an executive at KKR. Mr. Tokarz is also a director of IDEX Corporation, Safeway, Inc., Flagstar Companies Inc., Flagstar Corporation and Walters Industries Inc.

    Mr. Perry Golkin, age 42, is a member of the limited liability company which serves as the general partner of KKR. From January 1, 1995 to January 1, 1996 he was a General Partner of KKR. Prior to 1995 he was an executive at KKR. Mr. Golkin is also a director of American Re Corporation and Walters Industries Inc.

    None of the persons from among whom the Purchaser's Designees will be selected or their associates is a director of, or holds any position with, the Company. To the best knowledge of the Company, none of the Purchaser's Designees or their associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company or has been involved in any transactions with the Company or any of its directors or executive officers that are required to be disclosed pursuant to the rules and regulations of the Commission.

CURRENT DIRECTORS.

    The individuals set forth below are presently directors of the Company and have served continuously since first becoming directors.

    NAME                                     AGE      POSITION
- ------------------------------------------   ---   ------------------------------------------
Carl Westcott.............................   56    Director, Chairman of the Board of
                                                   Directors and Chief Executive Officer
Jack T. Smith.............................   43    Director, President and Chief Operating
                                                     Officer
Gary J. Fernandes.........................   52    Director(1)
Jeffrey M. Heller.........................   56    Director(1)
Stansfield Turner.........................   72    Director(1)
Kern Wildenthal...........................   54    Director(1)

- ------------

(1) Member of the Audit Committee, Compensation Committee, Stock Option Committee and Employee Stock Purchase Plan Committee.

    Mr. Westcott has been a director, Chairman of the Board of Directors and Chief Executive Officer of the Company since its inception in May 1986. Prior thereto, Mr. Westcott was the sole or majority owner of a number of corporations in the automobile sales, automobile dealership support and communications industries. Mr. Westcott is also a director of First USA, Inc., and Jayhawk Acceptance Corporation. Mr. Westcott is the brother of Ms. Farragut, Executive Vice President, Chief Financial Officer and Secretary of the Company.

    Mr. Smith serves as the President and Chief Operating Officer of the Company. In such capacity, Mr. Smith is primarily responsible for overseeing operations of the Company and the formulation and implementation of its strategic plans. He has been a director of the Company since October 1987, served as Vice President and Chief Financial Officer of the Company from July 1987 to March 1988 and served as Executive Vice President from March 1988 to October 1989 when he began serving as President and Chief Operating Officer. Mr. Smith is also a director of Jayhawk Acceptance Corporation.

    Mr. Fernandes has been a director of the Company since May 1989. Mr. Fernandes has been employed by Electronic Data Systems Corporation ("EDS") for the last 27 years in various capacities and is currently a Senior Vice President of EDS. Mr. Fernandes is also a director of EDS, The Southland Corporation, John Wiley & Sons, Inc., and AmTech Corp.

    Mr. Heller has been a director of the Company since October 1987. Mr. Heller has been employed by EDS for the last 28 years in various capacities and is currently a Senior Vice President of EDS. Mr. Heller is also a director of EDS.

    Admiral Turner has been a director of the Company since January 1990. Admiral Turner is presently a professor, lecturer and writer. Admiral Turner served in various positions in the military and government including 36th President of the Naval War College at Newport, Rhode Island; Commander, United States Second Fleet and NATO Striking Fleet Atlantic; Commander in Chief of NATO's Southern Flank; Director of Central Intelligence, heading both the Intelligence Community and the Central Intelligence Agency. Admiral Turner served as the John M. Olin Distinguished Professor of National Security at the
U. S. Military Academy at West Point, New York during 1989 and 1990, and, since 1991, has been a professor at the University of Maryland. Admiral Turner is also a director of the Chase Investment Counsel Corporation.

    Dr. Wildenthal has been a director of the Company since November 1992. Dr. Wildenthal has been the President of the University of Texas Southwestern Medical Center at Dallas since 1986. Prior to that he had served as medical school dean and professor of internal medicine and physiology at the Center, and as a Guggenheim Fellow and visiting scientist at the University of Cambridge, England. He has held a variety of national offices in a number of health organizations, including the American Heart Association, the Association of Academic Health Centers, the American Federation for Clinical Research, and the American Section of the International Society for Heart Research.

OTHER EXECUTIVE OFFICERS.

    The other executive officers of the Company are as follows:

    NAME                                     AGE      POSITION
- ------------------------------------------   ---   ------------------------------------------
Phyllis Farragut..........................   49    Executive Vice President, Chief Financial
                                                     Officer and Secretary
Joshua D. Klarin..........................   38    Executive Vice President

    Ms. Farragut has been a Vice President of the Company since February 1988. She became Controller in November 1990, was elected Secretary on December 19, 1990 and was elected Chief

Financial Officer August 6, 1991. Ms. Farragut is a Certified Public Accountant who maintained her own practice for 12 years before joining the Company. Ms. Farragut is the sister of Mr. Westcott.

    Mr. Klarin joined the Company in June 1993 as Vice President and General Manager of the Company's then developing Interactive Distance Training Network. Mr. Klarin was made Executive Vice President in May 1995. Prior to his election, Mr. Klarin had served for 14 years in various capacities at Mead Data Corporation and for the three years immediately preceding his joining the Company was Director of New Product Development for Mead's Lexis/Nexis division.

CERTAIN TRANSACTIONS.

    The Company periodically leases a jet aircraft from a corporation which is wholly-owned by Mr. Westcott. Under this leasing arrangement, the Company pays a rate of approximately $3,000 per hour of use, plus crew fees and applicable taxes. The Company believes that these terms are no less favorable to the Company than can be obtained for similar services from unaffiliated parties. The Company paid $149,783 in 1995 for its use of the jet aircraft.

MEETINGS AND COMMITTEES OF THE BOARD.

    During 1995 six meetings of the Board of Directors were held. Each of Messrs. Carl Westcott, Jack T. Smith, Jeffrey M. Heller, Gary Fernandes and Dr. Kern Wildenthal and Admiral Stansfield Turner attended in excess of 80% of the Board meetings and committee meetings, except Dr. Wildenthal, who attended 66% of the Stock Option Committee meetings, and Mr. Fernandes, who was unable to attend the one meeting of the Compensation Committee, one of the two meetings of the Audit Committee and one of the three meetings of the Stock Option Committee held during 1995. The Company has no nominating committee, but it does have the following standing committees:

         Audit Committee. The Audit Committee was formed in August 1989. This committee, which met twice during 1995, meets with the Company's principal financial officer and independent auditors to review the scope of auditing procedures and to review the Company's public financial statements. The current members of the committee are Gary J. Fernandes, Jeffrey M. Heller, Stansfield Turner and Kern Wildenthal.

         Compensation Committee. The Compensation Committee is responsible for determining appropriate incentive compensation for the Company's executive officers. The committee is composed of Gary J. Fernandes, Jeffrey M. Heller, Stansfield Turner and Kern Wildenthal. This committee met once during 1995.

         Stock Option Committee. The Stock Option Committee, which is composed of Gary J. Fernandes, Jeffrey M. Heller, Stansfield Turner and Kern Wildenthal, administers the 1989 Stock Option Plan and the Nonemployee Stock Option Plan. The committee met three times during 1995.

         Employee Stock Purchase Plan Committee. The Employee Stock Purchase Plan Committee, which is composed of Gary J. Fernandes, Jeffrey M. Heller, Stansfield Turner and Kern Wildenthal, administers the Employee Stock Purchase Plan. This committee did not meet during 1995.

COMPENSATION OF DIRECTORS.

    The Company pays each of Messrs. Fernandes and Heller, Admiral Turner and Dr. Wildenthal $12,000 per year for their services as directors, plus $2,000 for each Board meeting attended and reimbursement for expenses associated with attending Board meetings. Admiral Turner, as chairman of the Company's Audit Committee, also receives $1,000 for each Audit Committee meeting attended.

    In addition to the cash compensation, each of Messrs. Fernandes and Heller holds an option for 20,000 shares of Common Stock at $12.63 per share, and Dr. Wildenthal holds an option for 20,000 shares of Common Stock at $9.69 per share. These options were granted pursuant to the Company's Nonemployee Stock Option Plan (the "Plan"), which provides for the automatic grant of stock options to nonemployee directors. Under the Plan, nonemployee directors are granted options to purchase 10,000 shares of Common Stock upon their initial election to the Board of Directors at a price per share equal to the fair market value of such shares on the date of such election. Thereafter, upon re-election, nonemployee directors are granted options to purchase 1,000 shares of Common Stock at a price per share equal to the fair market value of such shares on the date of such re-election. Each of Messrs. Fernandes and Heller and Admiral Turner and Dr. Wildenthal were granted an option for 1,000 shares of Common Stock at $14.88 and for 1,000 shares of Common Stock at $15.00 upon their re-election to the Board of Directors in 1994 and 1995, respectively, pursuant to the automatic grant provisions of the Plan. Options granted under the Plan vest in 20% increments over five years and expire after ten years from the date of grant.

EXECUTIVE COMPENSATION TABLE.
CASH COMPENSATION

    The following table sets forth the cash compensation paid by the Company to its Chief Executive Officer and to each of its most highly compensated executive officers, during each of the last three years.

                                                                                      SECURITIES
                                                                          OTHER       UNDERLYING       ALL
               NAME AND                 FISCAL                            ANNUAL       OPTIONS/       OTHER
          PRINCIPAL POSITION             YEAR    SALARY(2)    BONUS    COMPENSATION   SARS(#)(3)   COMPENSATION
- --------------------------------------  ------   ---------   -------   ------------   ----------   ------------
Carl Westcott.........................   1995    $ 240,000     -0-       -0-             -0-         -0-
  Chairman and Chief Executive Officer   1994      240,000     -0-       -0-            500,000      -0-
                                         1993      240,000     -0-       -0-             -0-         -0-
Jack T. Smith.........................   1995    $ 222,000     -0-       -0-             -0-         -0-
  President and Chief Operating          1994      222,000     -0-       -0-            200,000      -0-
  Officer                                1993      222,000     -0-       -0-             50,000      -0-
Phyllis Farragut......................   1995    $ 135,000     -0-       -0-             -0-         -0-
  Executive Vice President and Chief     1994      133,125     -0-       -0-            100,000      -0-
  Financial Officer                      1993      108,440     -0-       -0-             20,000      -0-
Joshua D. Klarin......................   1995    $ 135,000   $50,000     -0-             10,000      -0-
  Executive Vice President(1)            1994      135,000     -0-       -0-             -0-         -0-
                                         1993       78,317     -0-       -0-             50,000      -0-

- ------------

(1) Mr. Joshua D. Klarin joined the Company in June 1993.

(2) In April 1995 the Company established a savings plan under Section 401(k) of the Internal Revenue Code (the "Savings Plan"). Eligible employees of the Company may elect to contribute up to 15% of their compensation to any of several investment vehicles established under the Savings Plan. The Company does not make any contribution on behalf of eligible employees to the Savings Plan. All amounts contributed by the officers named above is included in amounts stated for salary and bonus.

(3) See "Option Grants and Exercises."

OPTION GRANTS AND EXERCISES.

    The following table sets forth as to the Company's Chief Executive Officer and its other most highly compensated executive officers certain information with respect to option grants during the year ended December 31, 1995.

                                                                                               POTENTIAL
                                                                                           REALIZABLE VALUE
                                                   INDIVIDUAL GRANTS                       AT ASSUMED ANNUAL
                                 ------------------------------------------------------     RATES OF STOCK
                                  NUMBER OF       % OF TOTAL                                     PRICE
                                  SECURITIES     OPTIONS/SARS    EXERCISE                    APPRECIATION
                                  UNDERLYING      GRANTED TO     OR BASE                    FOR OPTION TERM
                                 OPTIONS/SARS    EMPLOYEES IN     PRICE      EXPIRATION    -----------------
    NAME                           GRANTED       FISCAL YEAR      ($/SH)        DATE       5%($)     10%($)
- -------------------------------  ------------    ------------    --------    ----------    ------    -------
Carl Westcott..................     -0-            N/A             N/A         N/A          N/A        N/A
Jack T. Smith..................     -0-            N/A             N/A         N/A          N/A        N/A
Phyllis Farragut...............     -0-            N/A             N/A         N/A          N/A        N/A
Joshua D. Klarin...............  10,000(1)         8.7           14.88       2/6/02      62,025    142,860

- ------------

(1) This option is a nonincentive stock option granted pursuant to the Company's 1989 Stock Option Plan. The option vests in 25% increments over the first four years of the option, and expires on February 6, 2002. In the event of a merger of the Company with or into another corporation or a sale of all or substantially all of the Company's assets, the option shall be assumed or an equivalent option substituted by the successor corporation; if not so assumed or substituted, the Board of Directors of the Company must accelerate the exercisability of the options.

AGGREGATE OPTION EXERCISES AND YEAR-END OPTION VALUES.

    The following table sets forth the aggregate exercises of options for the Company's Chief Executive Officer and its other most highly compensated executive officers during the year ended December 31, 1995, and the value of unexercised options at year-end.

                                                                                               VALUE OF
                                                                                              UNEXERCISED
                                                                                             IN-THE-MONEY
                                                         NUMBER OF SECURITIES              OPTIONS AT FISCAL
                            SHARES                      UNDERLYING UNEXERCISED                 YEAR-END
                           ACQUIRED       VALUE      ----------------------------    -----------------------------
    NAME                  ON EXERCISE    REALIZED    EXERCISABLE    UNEXERCISABLE    EXERCISABLE     UNEXERCISABLE
- ------------------------  -----------    --------    -----------    -------------    -----------     -------------
Carl Westcott...........          0      $      0      125,000         375,000        $       0(1)      $     0(1)
Jack T. Smith...........     10,000       106,875      165,000         175,000          900,000(2)            0(1)
Phyllis Farragut........          0             0       35,000          85,000                0(1)            0(1)
Joshua D. Klarin........          0             0       25,000          25,000           10,750(3)       10,750(3)

- ------------

(1) No options in-the-money.

(2) Exercise price of $3.75.

(3) Exercise price of $13.32.

OTHER COMPENSATION

    The Company has no pension, retirement, annuity, savings or similar benefit plan other than as described above. Other than cash compensation, no officer received compensation in excess of the lesser of 10% of such officer's cash compensation or $50,000, nor did all executive officers as a group receive additional compensation in excess of the lesser of 10% of such officers' aggregate cash compensation or $50,000 times the number of such officers.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION.

    The Company's Compensation Committee is composed of Gary J. Fernandes, Jeffrey M. Heller, Stansfield Turner and Kern Wildenthal, none of which are officers or employees of the Company.

SECTION 16(A) REPORTING.

    Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of a registered class of equity securities, to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Directors, executive officers and greater than 10% shareholders are required by Commission regulations to furnish the Company with copies of all
Section 16(a) forms they file.

    Based solely on its review of the copies of such forms received by it with respect to fiscal 1995 and written representations from certain reporting persons, the Company believes that all filing requirements applicable to its directors, executive officers and persons who own more than 10% of a registered class of the Company's equity securities have been complied with by such persons, except for one late filing made by Mr. Fernandes, which corrected a previous filing reporting one transaction by Mr. Fernandes.

                                   ANNEX B



[Letterhead of Goldman, Sachs & Co.]



PERSONAL AND CONFIDENTIAL
- -------------------------


April 22, 1996



Board of Directors
Westcott Communications, Inc.
Galleria Tower
13th Floor
13455 Noel Road
Dallas, Texas  75240

Gentlemen:

          You have requested our opinion as to the fairness to the holders of the outstanding shares of Common Stock, par value $.01 per share (the "Shares"), of Westcott Communications, Inc. (the "Company") of the $21.50 per Share in cash proposed to be paid in the Tender Offer (as defined below) and the Merger (as defined below) pursuant to the Agreement and Plan of Merger dated as of April 22, 1996 among K-III Communications Corporation ("Buyer"), K-III Prime Corporation ("Acquiror"), a wholly owned subsidiary of Buyer, K-III Acquisition Corp. ("Acquiror Sub"), a direct, wholly owned subsidiary of Acquiror, and the Company (the "Agreement"). The Agreement provides for a tender offer by Acquiror Sub for all of the Shares (the "Tender Offer") pursuant to which Acquiror Sub will pay $21.50 in cash for each Share accepted. The Agreement further provides that following the completion of the Tender Offer, Acquiror Sub will be merged with and into the Company (the "Merger") and each outstanding Share (other than Shares held in treasury of the Company and each Share owned by Buyer, Acquiror, Acquiror Sub or any direct or indirect wholly owned subsidiary of Buyer or the Company and any Dissenting Shares (as defined in the Agreement)) will be cancelled, extinguished and converted automatically into the right to receive $21.50 in cash.

          Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement

          In connection with this opinion, we have reviewed, among other things, the Agreement; Annual Reports to Stockholders

Westcott Communications, Inc.
April 22, 1996
Page Two




and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1995; certain interim reports to stockholders and Quarterly Reports on Form 10-Q; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also have held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we have reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the communications and entertainment industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

          We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and, we have not been furnished with any such evaluation or appraisal.

          Based upon the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the $21.50 per Share in cash to be received by the holders of Shares in the Tender Offer and the Merger is fair to such holders.

                                   Very truly yours,





                                  /s/ Goldman, Sachs & Co.
                                  ----------------------------------
                                      (Goldman, Sachs & Co.)

                                   Exhibit Index

EXHIBIT
NUMBER    DESCRIPTION                                                                                   Page No.
- -------   ------------------------------------------------------------------------------------          --------

  1       Merger Agreement

  2       Form of Severance Agreement

  3       Press Release of the Company and the Parent, issued April 22, 1996

  4       Letter, dated April 26, 1996, from the Chairman of the Board and Chief Executive
            Officer to the Shareholders of the Company

  5       Opinion of Goldman, Sachs & Co., dated April 22, 1996 (included as Annex B to the
            Schedule 14D-9)